June 29, 2020

VIA EDGAR

Adam Phippen

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Singlepoint Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 31, 2020 Form 8-K Filed March 9, 2020 Response Dated June 16, 2020 File No. 0-53425

Dear Sir and Madam:

By letter dated June 19, 2020, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Singlepoint Inc. (the “Company,” “we,” “us,” or “our”) with comments on the Company’s Form 10-K for the Fiscal Year ended December 31, 2019, filed March 31, 2020 and the Company’s Form 8-K filed March 9, 2020. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data

Revenues, page F-7

1.	We reviewed your response to comment 3. Given how distinct your businesses are and the product categories reflected on your website, please tell us your consideration of using more than one category for disaggregation of your revenues. Refer to paragraphs 89 through 91 of ASC 606-10-55.

Response: As per ASC 606, we disaggregate revenue into categories that help users determine the nature, amount, timing, and uncertainty of revenue and cash flows. The Company disaggregates revenue into the following categories (as more fully described in our previous response) which we believe helps satisfy those objectives:

a.	Retail Sales,
b.	Distribution Revenue, and
c.	Services Revenue

As per ASC 606-10-55, the Company’s disaggregated revenue categories are distinguished by type of customer for our product sales (retail sales to consumers versus distribution to businesses) and we utilize a third category for services revenue. The operating results of these categories are regularly reviewed by the Company’s chief operating decision maker for evaluating the financial performance and making decisions about resource allocation. Also, the Company has and may continue to issue disclosures outside of the financial statements (e.g., press releases) that relate to Direct Solar, which generates the majority of our services revenue, thus further supporting our use of Service Revenue as a separate category for us and our financial statement users. Additionally, these three disaggregated revenue categories allow us to better utilize outside industry data in comparing and evaluating our financial performance.

Note 3 - Investments, Acquisitions and Goodwill, page F-10

2.	We reviewed your response to comment 5. We note you have recognized the entire purchase price of the Acquired Assets to goodwill based on the workforce acquired. Please explain to us in detail how you determined the acquisition was a business combination referencing authoritative literature to support your conclusion. Refer to ASC 805-10-55.

Response: As per ASC 805-10-55 and related guidance, we determined that the acquisition of the Acquired Assets was a busines combination based on the following considerations:

a.	The purchase of the Acquired Assets was not a purchase of a single identifiable asset or group of similar identifiable assets.
b.	We reviewed the elements of the purchase of the Acquired Assets, including the inputs, the processes applied to those inputs and the resulting outputs. The elements include:

•	substantive acquired processes, which includes employees that form an organized, assembled workforce (inputs)
•	that has sufficient skills, knowledge and experience to perform operational processes (processes applied),
•	to produce solar services to customers (outputs).

The assembled workforce of the Acquired Assets includes its experienced sales force, call center, and administration personnel who perform sales generation, project management, and administrative processes that were in place at the acquisition date.

c.	The nature of the revenue producing activity previously associated with the Acquired Assets (solar services) remained generally the same after the acquisition.
d.	The acquisition resulted in the Acquired Assets become a subsidiary of Singlepoint Inc. (acquirer).

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As previously noted, we recognized the purchase price of the Acquired Assets to goodwill based primarily on this workforce acquired. This goodwill is still provisional pending the finalization of the fair value of the acquired assets.

Form 8-K Filed March 9, 2020 Exhibit 99.1, page 4

3.	We reviewed your response to comment 4. Reference is again made to your disclosure of expected gross bookings and gross revenue. In future filings, disclose the definition of each and clarify which amounts are not reflected in your financial statements and how these amounts influence your financial statements.

Response: In future filings, we will disclose the definition of both expected gross bookings and gross revenue (as per below) when these terms are used and will clarify that such projected future amounts are not reflected in our financial statements and do not influence our financial statements.

Gross Bookings. Expected gross bookings represent the Acquired Asset’s total estimated project revenues from future projected customer contracts (generally within a 2-year projection period). This includes estimated future revenues attributable to third-party vendors participating in the solar projects. The amounts are not reflected, and do not influence, our financial statements.

Gross Revenue. Expected Gross Revenue represents the Acquired Asset’s total projected revenue from its portion of the expected gross bookings (generally within a 2-year projection period). This excludes estimated future revenues attributable to third-party vendors participating in the solar projects. The amounts are estimated future revenues to the Company, and are not reflected, and do not influence, our financial statements until they are earned.

Should you have any further comments or questions please contact our outside counsel, Jeffrey M. Stein, Esq. at JMS Law Group, PLLC at (516) 422-6285.

Very Truly Yours,

Corey Lambrecht, CFO

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